

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2014

Via E-mail
Todd Delmay
Chief Executive Officer
The Luxurious Travel Corp.
1535 Jackson Street
Hollywood, FL 33020

> **Re:** **The Luxurious Travel Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 27, 2014**
> **File No. 333-193386**

Dear Mr. Delmay:

After reviewing your letter dated March 27, 2014 and the above-referenced registration statement, we have the following comments. Unless otherwise indicated, we are referring to our letter dated February 12, 2014 where we reference prior comments.

General

1. We note your response to prior comment 1. With respect to your analysis of whether Todd Delmay is acting as a conduit for the issuer, please clarify how Mr. Delmay intends to apply the proceeds of his sales.

2. We note your responses to prior comments 2 and 6; however, your current business and revenue-generating activities remain unclear. Please revise the description of your business in your prospectus summary, business section and management's discussion and analysis section to describe clearly your current business activities and products. It appears that a description of the current features and uses of your hotel booking platform should be the focus of your discussion. Specifically, include a discussion explaining how the platform works, whether and how it has generated revenue and who its typical users are. Additionally, please clearly distinguish current features and uses of your platform from those that are planned. For example, please revise the statement on page 5 that your platform "will further be exploited through sales and leasing opportunities to other companies" to highlight the fact that is an intended, and not current, use of your platform. Lastly, please revise the following statements to provide clarification, context or support:

   • "Luxurious Travel specializes in the sales and marketing of hotels" on page 4;

- "We believe that the company embodies an exciting concept for combining reliability, broad channel sourcing and convenient multi-platform access to rates and packages through its services" on page 4;

- "Our staff possesses the education and background necessary to be competitive in a tight but evolving marketplace" on page 4; and

- "…users are able to evolve with the leading trends of the travel industry, and even create packages combining traditional "retail" services with additional "wholesale" products" on page 5.

3.   Please revise to include the dealer prospectus delivery obligation legend as required by Item 502(b) of Regulation S-K.

Prospectus Summary, page 4

4.   We note the inclusion of your website here and on page 24. Please clarify whether you intend to incorporate by reference your website's contents into your prospectus. If this is not your intention, please state that the information that can be accessed through your website is not a part of your prospectus and remove the reference to test driving your product. For additional guidance, please see Footnote 41 to SEC Release No. 34-42728.

Selling Security Holders, page 15

5.   You state that you are not aware of any selling security holder that is a broker-dealer or an affiliate of a broker-dealer. Please eliminate the qualification based on knowledge, and either state that no selling security holder is a broker-dealer or an affiliate of a broker-dealer, or identify the selling security holders that are broker-dealers or affiliates of broker-dealers.

Description of Business

Summary, page 20

6.   Please clarify whether the customer who accounted for 93% of your revenue for the fiscal year ended December 31, 2013 was among the four customers who accounted for 87% of your revenue for the fiscal year ended December 31, 2012.

Intellectual Property, page 21

7.   We note your responses to prior comments 13 and 19 concerning intellectual property ownership. Please revise this section to clarify who developed and owns the hotel booking platform and the technology it relies upon. Please also concisely expand the first risk factor on page 8 accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operation – 2013 vs 2012, page 28

8.   We note your response to prior comment 3. Please revise to provide context concerning the activities that resulted in those portions of your revenue streams. For example, please explain in each instance the extent to which those revenues were from use of your hotel booking platform.

9.   This section covers the fiscal years ended December 31, 2011 and 2012. Please revise so that it compares your operating results in fiscal year 2013 with the preceding year.

Security Ownership of Certain Beneficial Owners and Managements, page 34

10.   It appears that your added disclosure in footnotes 2, 5 and 6 on page 16 identifies Lori Rhein, Marli Barbarosh and Liana Barbarosh as persons who are known to the company to be the beneficial owners of more than five percent of the company's common stock. Please revise to include these persons in your beneficial ownership table. For additional guidance, please consider Instruction 5 to Item 403 of Regulation S-K.

Signatures, page 43

11.   We note your response to prior comment 24. Please revise the signature page to indicate that Todd Delmay served in the capacity of controller or principal accounting officer. See Instructions 1 and 2 to Signatures of Form S-1.

Exhibit 23.2

12.   We note the consent from Paritz & Company, P.A. refers to their report dated December 10, 2013; however, their report on page F-2 is dated February 10, 2014. Please obtain an updated consent that includes the correct report date.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via-Email</u>
        Jim Dodrill, Esq.
        Law Office of James G. Dodrill II, P.A.